 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces $2.5 million in funding
to build new medical emergency centre in Mauritania

Toronto, Canada, March 30, 2011 – Kinross Gold Corporation announced today that it is committing US$2.5 million to build and help equip a new Medical Emergency Center in Mauritania. The new emergency centre will be part of Mauritania’s Grand National Hospital located in Nouakchott, the nation’s capital.

The announcement was made at a ground-breaking ceremony for the centre in Nouakchott, attended by Mauritania’s Minister of Health Housseynou Hamady Ba, Kinross President and CEO Tye Burt, and other Mauritanian government ministers and dignitaries.

The new emergency centre will provide much-needed additional health care infrastructure for Mauritania. It will serve not only the people of Nouakchott, a city of approximately one million inhabitants, but also people from other parts of the country who largely depend on Nouakchott as a centre for health care services and resources. Currently, Nouakchott has only limited emergency treatment facilities, which are required to handle all emergency medical cases in the country.

“Contributing to health care resources and infrastructure is a key area where we hope to make a positive impact in Mauritania, working in cooperation with the government and health care authorities,” said Kinross President and CEO Tye Burt. “We believe this new centre will give Mauritanian health care professionals significant new resources to more effectively address an area of urgent need for the entire country.”

Planning and construction of the hospital are being coordinated by the Ministry of Health, Kinross Tasiast’s External Relations Department, and local companies.

Kinross has also made significant commitments in the area of education in Mauritania. In November 2010, the Company announced a commitment of US$10 million to assist the government of Mauritania in establishing a new mining school that will develop a pool of skilled in-country professionals and technical experts to support the future development of Mauritania’s mining industry, including the Company’s recently acquired Tasiast mine.

Kinross completed the acquisition of the Tasiast mine on September 17, 2010, as part of its combination with Red Back Mining. The Company has been proceeding with an accelerated program of exploration and development at Tasiast, which it believes to be one of the world’s most exciting gold properties.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p.2 Kinross provides $2.5 million to build medical emergency centre in Mauritania	www.kinross.com